PRANA BIOTECHNOLOGY Limited

ACN 080 699 065

Appendix 4D
Interim Financial Report

for the half year ended 31 December 2008

(previous corresponding period: half year ended 31 December 2007)

To be read in conjunction with the 30 June 2008 Annual Report.
In compliance with Listing Rule 4.2A

DIRECTORS' REPORT

Your Directors present their report on the consolidated entity consisiting of Prana Biotechnology Limited and the entities it controlled at the end of, or during, the half year ended 31 December 2008.

Directors

The following persons were Directors of Prana Biotechnology Limited during the whole of the half-year and up to the date of this report, unless stated otherwise:

Mr Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Dr George Mihaly	Non-Executive Director
Mr Brian Meltzer	Non-Executive Director
Mr Peter Marks	Non-Executive Director

Review of Operations

Key Events Summary

• **Independent commissioned report recommends PBT2 for clinical development in Huntington's Disease.**
In late July 2008, Prana Biotechnology Ltd (Prana) received the findings from a report it commissioned from US based clinical researchers on the suitability of PBT2 for Huntington's Disease. The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington's Disease model mice and its promising safety and efficacy findings in the recently completed Alzheimer's Disease Phase IIa study with PBT2. They report concluded that PBT2 was recommended to proceed to clinical trials in Huntington's Disease research participants.

• **Prana presents its preclinical PBT2 research findings at the International Conference on Alzheimer's Disease (ICAD) on July 29, 2008.** Prana's Head of Research, Associate Professor Robert Cherny presented data on Prana's lead Alzheimer's Disease drug, PBT2 at ICAD in a lecture entitled, "The 8-hydroxyquinoline analog PBT2 rapidly restores cognition and reduces soluble Abeta in Alzheimer's transgenic mice". Dr. Cherny described the ability of PBT2 to enter the brain, detoxifying existing Abeta and lowering the soluble load of the Abeta protein in the brain.

• **Prana presents its clinical PBT2 findings from its Phase IIa study at the International Conference on Alzheimer's Disease (ICAD) on July 30, 2008.** Prana's Research and Development Advisory Board chairman, Dr. Jeffrey Cummings presented the clinical findings from its Phase IIa study with PBT2 on patients with mild Alzheimer's Disease at the prestigious "Hot Topics" session at ICAD. PBT2 demonstrated safety and tolerability, reduced Abeta in the cerebrospinal fluid and improved Executive Function in select cognitive tests.

• **Prana's Parkinson's Disease drug candidates, presented at the Society for Neuroscience Conference.**
The results of pre-clinical research with Prana's Parkinson's Disease compounds were well received at the Washington D.C. conference in November, 2008. To date, several of Prana's novel Metal Protein Attenuating Compounds (MPACs) have demonstrated the ability to substantially reduce cell loss in the critical region of the brain, the substantia nigra in two different types of animal models. Such cell loss in an affected patient is associated with decreased motor function and coordination in patients. In addition, several of Prana's compounds have also demonstrated the ability to improve motor coordination in animal modeling. The compounds are orally administered and demonstrate good brain penetration.

• **Company presentation at the Rodman & Renshaw 10th Annual Global Healthcare Conference.** Dr. Rudolph Tanzi, co-founding scientist of Prana, was invited to the Healthcare conference in New York City in October 2008 to present on Prana's Alzheimer's Disease drug PBT2 and to give an update on Prana's pipeline development.

Auditors' Independence Declaration
A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out on the following page.

This report is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive Officer

Melbourne
Dated 18 February 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
DX 77
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999

Auditor's Independence Declaration

As lead auditor for the *review* of Prana Biotechnology Limited for the half year ended 30 June 2008, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Prana Biotechnology Limted and the entities it controlled during the period.

Nadia Carlin
Partner
PricewaterhouseCoopers

Melbourne
18 February 2009

Appendix 4D for the Half Year Ended 31 December 2008

Results for announcement to the market

Current Reporting Period - Half year Ended 31 December 2008
Previous Reporting Period - Half year Ended 31 December 2007

Revenue from continuing operations	up	32.10%	to	$335,379
Loss after tax attributable to members	down	54.00%	to	($4,642,510)
Net loss for the period attributable to members	down	54.00%	to	($4,642,510)

Dividends (distribution)	Amount per Security	Franked Amount per Security
Final dividend	n/a	n/a
Previous corresponding period	n/a	n/a

Net Tangible Asset per Security (cents per security)

As at 31 December 2008	3.05
As at 30 June 2008	4.89

Loss per share for loss attributable to the ordinary equity holders of the Company:
(Basic and Diluted)

As at 31 December 2008	(2.30)
As at 31 December 2007	(6.18)

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)	n/a

Explanation of the above information:

Prana Biotechnology Ltd recorded revenue of A$335,379 for the period ended 31 December 2008 (2007: A$253,876) as a result of interest accrued on company bank accounts. This increase was primarily the result of more favourable interest rates in the period ended 31 December 2008.

Prana Biotechnology Ltd has incurred a loss for the half year of A$4,642,510 (2007: A$10,092,550). This loss includes the revaluation of financial liabilities to fair value and research and development costs.

Refer to the Directors' Report - Review of Operations for further information.

CONDENSED CONSOLIDATED INCOME STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2008

	Note	Consolidated Entity 31 December 2008 $	31 December 2007 $
Revenue from continuing operations		335,379	253,876
Intellectual property expenses		(782,474)	(235,534)
Auditor and accounting expenses		(105,974)	(207,627)
Research and development expenses		(1,537,946)	(3,642,796)
Personnel expenses		(2,265,496)	(3,404,550)
Depreciation expenses		(15,693)	(13,686)
Other expenses		(545,477)	(508,778)
Travel expenses		(187,707)	(113,574)
Public relations and marketing expenses		(118,543)	(68,276)
Foreign exchange gain (loss)		48,824	(293,180)
Gain (loss) on fair valuation of financial liabilities	5	532,597	(1,858,425)
Loss before income tax expense		(4,642,510)	(10,092,550)
Income tax expense		-	-
Loss for the period		(4,642,510)	(10,092,550)
		Cents	Cents
Loss per share for loss attributable to the ordinary equity holders of the Company:			
Basic loss per share	8	(2.30)	(6.18)
Diluted loss per share	8	(2.30)	(6.18)

The above Income Statement should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED BALANCE SHEET AS AT 31 DECEMBER 2008

	Note	Consolidated Entity 31 December 2008 $	30 June 2008 $
CURRENT ASSETS			
Cash and cash equivalents		7,851,877	11,219,035
Trade and other receivables		70,844	120,641
Other current assets		258,937	254,325
TOTAL CURRENT ASSETS		8,181,658	11,594,001
NON-CURRENT ASSETS			
Plant and equipment		88,208	69,148
Other non-current assets		35,164	35,164
TOTAL NON-CURRENT ASSETS		123,372	104,312
TOTAL ASSETS		8,305,030	11,698,313
CURRENT LIABILITIES			
Trade and other payables		1,656,807	849,113
Other financial liabilities	5	239,833	772,430
Provisions		132,967	121,082
TOTAL CURRENT LIABILITIES		2,029,607	1,742,625
NON-CURRENT LIABILITIES			
Provisions		102,615	89,361
TOTAL NON-CURRENT LIABILITIES		102,615	89,361
TOTAL LIABILITIES		2,132,222	1,831,986
NET ASSETS		6,172,808	9,866,327
EQUITY			
Issued and unissued capital	6	70,123,025	69,842,303
Reserves	7	6,736,009	6,067,740
Accumulated losses		(70,686,226)	(66,043,716)
TOTAL EQUITY		6,172,808	9,866,327

The above Balance Sheet should be read in conjunction with the accompanying notes.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE HALF YEAR ENDED 31 DECEMBER 2008

	Consolidated Entity			
	Issued and Unissued Capital	Reserve	Accumulated Losses	Total
	$	$	$	$
As at 30 June 2007	53,988,412	4,106,821	(52,483,038)	5,612,195
Shares issued net of costs	7,136,595	-	-	7,136,595
Options issued	1,439,305	169,276	-	1,608,581
Equity to be issued	151,323	1,568,951	-	1,720,274
Transaction costs	(551,220)	-	-	(551,220)
Net loss for the period	-	-	(10,092,550)	(10,092,550)
Amortisation of option expenses	-	305,969	-	305,969
Options forfeited	-	(143,133)	-	(143,133)
As at 31 December 2007	62,164,415	6,007,884	(62,575,588)	5,596,711
Shares issued net of costs	7,449,430	-	-	7,449,430
Options exercised	408,936	(408,936)	-	-
Options issued	-	1,780,235	-	1,780,235
Equity to be issued	(151,323)	(1,568,951)	-	(1,720,274)
Transaction costs	(29,155)	-	-	(29,155)
Net loss for the period	-	-	(3,468,128)	(3,468,128)
Amortisation of option expenses	-	257,508	-	257,508
As at 30 June 2008	69,842,303	6,067,740	(66,043,716)	9,866,327
Shares issued net of costs	22,500	-	-	22,500
Options exercised	266,070	(152,070)	-	114,000
Options issued	-	560,000	-	560,000
Transaction costs	(7,848)	-	-	(7,848)
Net loss for the period	-	-	(4,642,510)	(4,642,510)
Amortisation of option expenses	-	260,339	-	260,339
As at 31 December 2008	70,123,025	6,736,009	(70,686,226)	6,172,808

The above Statement of Changes in Equity should be read in conjunction with the following notes.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT FOR THE HALF YEAR ENDED 31 DECEMBER 2008

	Consolidated Entity	
	31 December 2008	31 December 2007
	$	$
CASH FLOWS RELATED TO OPERATING ACTIVITIES		
Payments to suppliers and employees	(3,930,670)	(6,221,635)
Interest received	420,833	198,853
NET OPERATING CASH FLOWS	(3,509,837)	(6,022,782)
CASH FLOWS RELATED TO INVESTING ACTIVITIES		
Payment for purchases of plant and equipment	(34,752)	(26,782)
NET INVESTING CASH FLOWS	(34,752)	(26,782)
CASH FLOWS RELATED TO FINANCING ACTIVITIES		
Proceeds from issues of securities	114,000	8,486,929
Capital raising costs	(7,848)	(374,783)
NET FINANCING CASH FLOWS	106,152	8,112,146
NET INCREASE IN CASH AND CASH EQUIVALENTS	(3,438,437)	2,062,582
Cash and cash equivalents at the beginning of the half year	11,219,035	7,409,256
Effects of exchange rate changes on cash and cash equivalents	71,279	(303,085)
CASH AND CASH EQUIVALENTS AT THE END OF THE HALF YEAR	7,851,877	9,168,753

The above Cash Flow Statement should be read in conjunction with the following notes.

NOTES TO THE FINANCIAL STATEMENTS

Note 1. Basis of Preparation

The general purpose financial report for the interim half year reporting period ended 31 December 2008 has been prepared in accordance with Accounting Standard AASB 134 *Interim Financial Reporting* ("AASB 134") and the Corporations Act 2001. This interim financial report complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"), Australian equivalents to International Financial Reporting Standards ("A-IFRS") and AASB 134.

This interim financial report does not include all notes of the type normally included in an annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the entity as the full financial report.

Accordingly, this report is to be read in conjunction with the Annual Report for the year ended 30 June 2008 and any public announcements made by Prana Biotechnology Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with the most recent Annual Financial Report for the year ended 30 June 2008.

Note 2. Dividends

The Company resolved not to declare any dividends in the period ended 31 December 2008.

Note 3. Segment Information

The Company's activities are predominately within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

Note 4. Contingent Liabilities and Assets

There has been no change in contingent liabilities and assets since the last annual reporting date.

Note 5. Financial Liabilities

	31 December 2008		30 June 2008	
	No.	$	No.	$
Current liabilities				
Warrants for ADRs (1 ADR = 10 ordinary shares)	3,000,000	239,833	3,000,000	772,430

Following a meeting of shareholders on 1 June 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to U.S. investors. The U.S. investors acquired the ADRs at a price of US$5.00 per ADR with a 3 for 4 attaching warrant. This offering raised US$20 million (A$28.9 million) before costs. The warrants are exercisable for ADRs on or before 4 June 2009 at an exercise price of US$8.00 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency different to the functional currency of the Company.

Each reporting date the Financial Liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Income Statement.

The Company has an obligation to issue its equity instruments, via ADR's, to the warrant holders should they decide to exercise their warrants and remit US$8.00 per ADR. The holders of the warrants cannot force the Company to settle the contracts in cash. The classification of the warrants as liabilities, does not impact on the Company's future liquidity requirements or ability to continue as a going concern.

Note 6. Issued and Unissued Capital

	Note	31 December 2008 No.	31 December 2008 $	30 June 2008 No.	30 June 2008 $
Fully paid ordinary shares	(a)	202,542,381	67,421,381	201,800,240	67,140,659
Options for fully paid ordinary shares	(b)	14,279,133	2,701,644	14,279,133	2,701,644
Total Issued and Unissued Capital			70,123,025		69,842,303

(a) Fully paid ordinary shares

	31 December 2008 No.	31 December 2008 $	30 June 2008 No.	30 June 2008 $
At the beginning of the year	201,800,240	67,140,659	151,517,978	52,726,073
Shares issued	62,500	22,500	48,888,699	14,586,026
Shares issued upon exercise of options	679,641	266,070	1,393,563	408,936
Transaction costs relating to share issues	-	(7,848)	-	(580,376)
At the end of the year	202,542,381	67,421,381	201,800,240	67,140,659

(b) Options for fully paid ordinary shares

	31 December 2008 No.	31 December 2008 $	30 June 2008 No.	30 June 2008 $
At the beginning of the year	14,279,133	2,701,644	4,352,893	1,262,339
Options granted as part of capital raising	-	-	9,926,240	1,439,305
At the end of the year	14,279,133	2,701,644	14,279,133	2,701,644

Note 7. Reserves - Share-Based Payments

	31 December 2008 No.	31 December 2008 $	30 June 2008 No.	30 June 2008 $
Options for fully paid ordinary shares	12,372,191	4,767,012	11,051,832	4,098,743
Options for ADRs	380,000	1,515,434	380,000	1,515,434
Warrants for ADRs	320,000	453,563	320,000	453,563
Total Reserves - Share-Based Payments		6,736,009		6,067,740

During the half year ended 31 December 2008, the following movements in options over fully paid ordinary shares occurred:

<u>Options</u>

* Grant of options to purchase 2,000,000 ordinary shares to consultants
* Exercise of options to purchase 119,641 ordinary shares by employees
* Exercise of options to purchase 560,000 ordinary shares by consultants

Note 8. Loss per Share

	31 December 2008	31 December 2007
Basic loss per share (cents)	(2.30)	(6.18)
Diluted loss per share (cents)	(2.30)	(6.18)
	$	**$**
a) Net loss used in the calculation of basic and diluted loss per share	(4,642,510)	(10,092,550)
	No.	**No.**
b) Weighted average number of ordinary shares outstanding during the period used in the calculation of basic and diluted loss per share	202,067,685	163,373,104

Basic net loss per share is computed based on the weighted average number of ordinary shares outstanding. Diluted net loss per share is computed based on the weighted average number of ordinary shares outstanding, plus dilutive potential ordinary shares considered outstanding. All outstanding options and warrants have been excluded from the calculation of the diluted net loss per share because all such options and warrants were anti-dilutive.

Note 9. Net Tangible Assets

	31 December 2008	30 June 2008
Net Tangible Assets	$6,172,808	$9,866,327
No. of Shares	202,542,381	201,800,240
Net Tangible Assets (cents)	3.05	4.89

Note 10. Cash Flow Reconciliation

	31 December 2008	31 December 2007
	$	$
(a) Reconciliation of Cash Flow from Operating Activities with Net Loss after Income Tax	(4,642,510)	(10,092,550)
Add back depreciation expense	15,693	13,686
Add back foreign exchange	(71,280)	303,085
Add back fair valuation of financial liabilities	(532,597)	1,858,425
Add back equity issued for nil consideration	842,839	-
Add back share based payments	-	1,964,924
Increases/(Decreases) in Provisions	25,139	24,900
(Increases)/Decreases in Accounts Receivable	49,797	(114,548)
(Increases)/Decreases in Other Current Assets	(4,612)	(216,322)
Increases/(Decreases) in Accounts Payable	807,694	235,618
Net Operating Cash Flows	(3,509,837)	(6,022,782)

(b) Reconciliation of cash and cash equivalents

	31 December 2008	30 June 2008
Cash and cash equivalents at the end of the financial year as shown in the Cash Flow Statement is reconciled to items in the Balance Sheet as follows:		
Cash and cash equivalents	$7,851,877	$11,219,035

Note 11. Going Concern

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at 31 December 2008, the consolidated entity incurred an operating loss of A$4,642,510 (2007 loss: A$10,092,550). As at half year end, the consolidated entity's net assets stood at A$6,172,808 (June 2008: A$9,866,327). The consolidated entity's cash position has decreased to A$7,851,877 from A$11,219,035 at 30 June 2008.

The Directors believe that the going concern basis of preparation is appropriate given the following reasons:

> During the financial year ending 30 June 2009, the consolidated entity will work to further advance both the development of its core technologies, and if possible, the commercialisation of those technologies. Based on the forecast cash flows approved by the Board of Directors, which excludes any cash that may be raised through further allotment of capital or through joint collaboration arrangements with third parties, the Directors believe that sufficient cash will be available to fund the consolidated entity's operations over the 12 month period subsequent to the date of signing the financial statements.

> At this time, the Directors are of the opinion that no asset is likely to be realised for an amount less than the amount at which it is recorded in the Balance Sheet at 31 December 2008. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

Note 12. Events Subsequent to Reporting Date

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the consolidated entity, the result of those operations or the state of affairs of the consolidated entity in subsequent financial years.

DIRECTORS' DECLARATION

In the Directors' opinion:

1. The financial statements and notes, as set out on pages 6 to 13 are in accordance with the Corporations Act 2001, including:
   (a) complying with Accounting Standards and the Corporations Regulations; and

   (b) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the half-year ended on that date.

2. There are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Board of Directors.

Mr Geoffrey Kempler
Executive Chairman and Chief Executive

Dated 18 February 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Freshwater Place
2 Southbank Boulevard
SOUTHBANK VIC 3006
GPO Box 1331L
MELBOURNE VIC 3001
Telephone 61 3 8603 1000
Facsimile 61 3 8603 1999
Website:www.pwc.com/au

Independent auditor's review report to the members of Prana-Biotechnology Limited

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Prana Biotechnology Limited, which comprises the balance sheet as at 31 December 2008 and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Prana Biotechnology Limited Group (the consolidated entity). The consolidated entity comprises both Prana Biotechnology Limited (the company) and the entities it controlled during that half-year.

Directors' responsibility for the half-year financial report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Prana Biotechnology Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

PRICEWATERHOUSECOOPERS

Independent auditor's review report to the members of Prana-Biotechnology Limited (continued)

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Matters relating to the electronic presentation of the reviewed financial report

This review report relates to the financial report of Prana Biotechnology Limited for the half-year ended 31 December 2008 included on Prana Biotechnology Limited's web site. The company's directors are responsible for the integrity of the Prana Biotechnology Limited web site. We have not been engaged to report on the integrity of this web site. The review report refers only to the statements named above. It does not provide an opinion on any other information which may have been hyperlinked to/from these statements. If users of this report are concerned with the inherent risks arising from electronic data communications they are advised to refer to the hard copy of the reviewed financial report to confirm the information included in the reviewed financial report presented on this web site.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Prana Biotechnology Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

Nadia Carlin
Partner

Melbourne
February 18 2009